Filed by Priority Income Fund, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Priority Income Fund, Inc.
Commission File No. 333-213498

Maximum Offering of 75,102,649 Shares
______________

Supplement No. 2 dated December 27, 2018
to
Prospectus dated October 26, 2018
________________

This supplement contains information which amends, supplements, or modifies certain information contained in the Prospectus of Priority Income Fund, Inc. (the "Company") dated October 26, 2018, as amended or supplemented (the "Prospectus").

You should carefully consider the "Risk Factors" beginning on page 34 of the Prospectus before you decide to invest.

Entry into Agreement and Plan of Merger to Acquire Stira Alcentra Global Credit Fund

On December 21, 2018, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with Stira Alcentra Global Credit Fund, a Delaware statutory trust (“Stira Alcentra”) in connection with the proposed combination of both entities by a merger and related transactions (the “Merger”), pursuant to the Merger Agreement with the Company being the surviving entity of the Merger. The Merger and the Merger Agreement have each been approved by the Company’s board of directors and the board of trustees of Stira Alcentra.

Subject to the terms and conditions of the Merger Agreement, if the Merger is completed, each holder of Class A, Class T, Class D, Class I and Class C Stira Alcentra shares of beneficial interest (the “Stira Alcentra Shares”) that is issued and outstanding immediately prior to the effective time of the Merger will receive, for each Stira Alcentra Share, the number of shares of the Company’s common stock determined by applying an exchange ratio based on the respective net asset values of Stira Alcentra and the Company, in each case calculated as of two business days prior to the closing of the Merger.

At a special shareholder meeting, Stira Alcentra shareholders will be asked to vote on a proposal to approve the Merger and the Merger Agreement (the “Merger Proposal”). Completion of the Merger requires the approval by the Stira Alcentra shareholders of the Merger Proposal. If the Merger Proposal is not approved by the Stira Alcentra shareholders, the Merger will not occur. The Merger does not require a vote of the Company’s stockholders. Pursuant to the Merger Agreement, in addition to bearing its own transaction expenses, the Company will also bear up to $500,000 of Stira Alcentra's transaction expenses incurred in connection with the Merger. The Merger is expected to be a taxable event for Stira Alcentra shareholders, but will not be a taxable event for the Company’s stockholders.

On December 27, 2018, the Company issued a joint press release with Stira Alcentra announcing their entry into the Merger Agreement, a copy of which is attached as Annex A to this supplement.

Annex A

NEWS RELEASE

SAGC Contact:	Jennifer Franklin	Priority Contact:	Colin McGinnis
Phone:	(949) 333-1721	Phone:	(424) 276-7416
Email:	jfranklin@stiracmg.com	Email:	cmcginnis@prospectcap.com

Stira Alcentra Global Credit Fund and Priority Income Fund
Announce Agreement to Merge

IRVINE, California, and NEW YORK, New York, December 27, 2018 -Stira Alcentra Global Credit Fund (“SAGC”) and Priority Income Fund, Inc. (“Priority”) announced today that the two funds have entered into a definitive merger agreement whereby SAGC would merge with and into Priority, with Priority being the surviving entity of the merger. Priority’s Board of Directors and SAGC’s Board of Trustees have approved the proposed merger, and SAGC’s Board of Trustees has recommended approval of the proposed merger to its shareholders. Approval of Priority’s shareholders is not required for the proposed merger. SAGC and Priority expect to close the merger in the first or second quarter of 2019, subject to approval by SAGC shareholders and other customary closing conditions.
The proposed merger is a “NAV for NAV” transaction, under which SAGC shareholders would receive the number of shares of Priority common stock determined by applying an exchange ratio that compares the respective net asset values of SAGC and Priority shortly before closing. Priority is a non-traded, closed-end fund registered as an investment company under the Investment Company Act of 1940. Priority is managed by Priority Senior Secured Income Management, LLC, which is led by a team of investment professionals from the investment and operations team of Prospect Capital Management L.P.
“The proposed merger is expected to provide SAGC shareholders with significantly increased shareholder distributions, improved scale, better fixed cost absorption, increased access to financing and enhanced portfolio diversification, while staying consistent with SAGC’s historical corporate senior secured and floating rate credit asset allocation focus,” said Richard Gann, President of SAGC.
Priority seeks to achieve its income and other investment objectives by investing at least 80% of its total assets in high yielding senior secured and floating rate corporate loans either directly or through securities issued by pools of primarily first lien loans called collateralized loan obligations (“CLOs”). To date, Priority has invested predominantly in the equity and junior debt tranches of CLOs. Priority commenced operations in January 2014 and had approximately $336 million of net assets (as compared to approximately $36 million for SAGC) as of September 30, 2018.
“We believe that SAGC and Priority shareholders will find compelling the multiple expected benefits of the proposed merger, including a significantly increased anticipated cash distribution rate from SAGC’s approximately 7% historic distribution rate to Priority’s approximately 10% current distribution rate,” said M. Grier Eliasek, President and Chief Executive Officer of Priority. “We appreciate the opportunity to provide an attractive solution for SAGC shareholders and welcome discussions with any other non-traded funds that face similar scale-related issues as we continue to grow our business.”
Priority’s existing common stock offering, unrelated to the proposed merger, is expected to continue uninterrupted during the regulatory and SAGC shareholder approval process in connection with the proposed merger.

About Priority Income Fund
Priority is a registered closed-end fund that was created to acquire and grow an investment portfolio primarily consisting of senior secured loans or pools of senior secured loans known as CLOs. Such loans will generally have a floating interest rate and include a first lien on the assets of the respective borrowers, which typically are private and public companies based in the United States. For more information, visit www.priority-incomefund.com.
About Prospect Capital Management L.P.
Headquartered in New York City, Prospect Capital Management L.P. is an SEC-registered investment adviser that, along with its predecessors and affiliates, has a more than 30-year history of investing in and managing high-yielding debt and equity investments using both private partnerships and publicly traded closed-end structures. Prospect and its affiliates employ a team of approximately 100 professionals who focus on credit-oriented investments yielding attractive current income. Prospect has approximately $6.2 billion of assets under management as of September 30, 2018. For more information, please call (212) 448-0702 or visit www.prospectcap.com.
About Stira Alcentra Global Credit Fund
SAGC’s investment adviser is Stira Investment Adviser, LLC, an affiliate of the Steadfast Companies, a group of integrated real estate investment, management and development companies. The Steadfast Companies, with their corporate office located in Irvine, California, own or manage more than $5.6 billion in assets and employ a staff of over 2,100 in the United States and Mexico as of September 30, 2018. Since their founding in 1994, the Steadfast Companies have, directly or indirectly, sponsored over 50 privately or publicly offered prior real estate investment programs.
Forward-Looking Statements
This press release contains certain forward-looking statements. Because such statements include risks, uncertainties and contingencies, actual results may differ materially from those expressed or implied by such forward-looking statements and you should not place undue reliance on any such statements. A number of important factors could cause actual results to differ materially from the forward-looking statements contained in this release. Such factors include those described in the risk factors sections of Priority’s and SAGC’s respective prospectuses and other reports filed by them with the SEC. Forward-looking statements in this document speak only as of the date on which such statements were made, and none of Priority, Prospect, or SACG undertake any obligation to update any such statements that may become untrue because of subsequent events.
Additional Information and Where to Find It
In connection with the proposed merger of SAGC with and into Priority, Priority and SAGC intend to file with the SEC a Registration Statement on Form N-14 that will include a prospectus and a proxy statement on Schedule 14A (collectively, the “Joint Proxy Statement/Prospectus”) that will be mailed to shareholders of SAGC following effectiveness of the Registration Statement on Form N-14. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PRIORITY, SAGC, THE PROPOSED MERGER AND RELATED MATTERS.  When available, investors and security holders will be able to obtain the Joint Proxy

Statement/Prospectus and other documents filed with the SEC, free of charge, from the SEC’s website (www.sec.gov) and from SAGC’s website (www.stiraALLternatives.com). Investors and security holders may also obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by contacting SAGC at (877) 567-7264.
Participants in the Solicitation
Priority and SAGC and their respective directors, trustees, executive officers, other members of their management, employees and other persons may be deemed to be participants in the anticipated solicitation of proxies in connection with the proposed merger. Information regarding Priority’s directors and executive officers is available in its definitive proxy statement for its 2018 annual meeting of stockholders filed with the SEC on September 18, 2018 (the “Priority 2018 Proxy Statement”). Information regarding SAGC’s trustees and executive officers is available in its final prospectus filed with the SEC on April 30, 2018 (the “SAGC Prospectus”). To the extent holdings of securities by such directors, trustees or executive officers have changed since the amounts disclosed in the Priority 2018 Proxy Statement or the SAGC Prospectus, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed by such directors or executive officers, as the case may be, with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when such documents become available and in other relevant materials to be filed with the SEC. These documents may be obtained free of charge from the sources indicated above.
No Offer, Solicitation, Recommendation or Advice
The information in this press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF ANY OFFERING AND ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Nothing in this press release should be construed as a recommendation to invest in any security or consisting of any legal, accounting, tax, regulatory, financial or other advice. Each SAGC shareholder should make its own independent investigation and consult with its own advisors for independent advice as to the legal, tax, regulatory, financial, accounting and other aspects of the proposed merger, as they relate to such SAGC shareholder.
Past Performance is No Guarantee of Future Results
Information contained in this press release concerning Priority’s past performance is being provided for informational purposes only and should not be viewed as being indicative of the investment results that may be achieved by any SAGC shareholder with respect to the shares of Priority common stock that it would receive in connection with the proposed merger. Such information represents the investment results of Priority as a whole and is not necessarily the investment results that may be achieved by any individual investor in Priority, including without limitation any SAGC shareholder. The investment results achieved by any SAGC shareholder with respect to the shares of Priority common stock that it would receive in connection with the proposed merger may differ, perhaps substantially, from the information contained in this press release.